Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated May 13, 2026, the related Letter of Transmittal and other related materials and any amendments, supplements or modifications thereto, and is being made to all holders of Shares. Purchaser (as defined below) is not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or any other law or regulation of such jurisdiction. If Purchaser becomes aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with law or regulation, Purchaser will make a good faith effort to comply with any such law or regulation. If, after such good faith effort, Purchaser cannot comply with any such law or regulation, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state.

Notice of Offer to Purchase
All Outstanding Shares of Common Stock
of
KALVISTA PHARMACEUTICALS, INC.
at
$27.00 per share, net to the seller in cash, without interest and subject to any withholding of taxes
Pursuant to the Offer to Purchase dated May 13, 2026
by
SKYLINE MERGER SUB, INC.,
a wholly owned subsidiary
of
CHIESI FARMACEUTICI S.P.A.

Skyline Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Chiesi Farmaceutici S.p.A., an Italian società per azioni (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of KalVista Pharmaceuticals, Inc., a Delaware corporation (the “Company”), for $27.00 per Share, net to the seller in cash, without interest and subject to any withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 13, 2026 (the “Offer to Purchase”), the accompanying Letter of Transmittal (the “Letter of Transmittal”) and the other exhibits to the Tender Offer Statement on Schedule TO (which, collectively with the Offer to Purchase and the Letter of Transmittal, each as may be amended, supplemented or modified from time to time, constitute the “Offer”). Stockholders of record who tender directly to Equiniti Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as may be set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE FOLLOWING 11:59 P.M., EASTERN TIME, ON JUNE 10, 2026, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated April 29, 2026 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent, Purchaser and KalVista Pharmaceuticals Limited, a private limited company organized under the laws of England and Wales, pursuant to which, as soon as practicable following consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent (the “Merger”). In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) any Shares held immediately prior to the Effective Time by the Company (or held in the Company’s treasury), (ii) any Shares held immediately prior to the Effective Time by Parent or Purchaser or any other direct or indirect wholly owned subsidiary of Parent or Purchaser (including, for the avoidance of doubt, any shares acquired by Purchaser in the Offer) (see Section 8 – “Certain Information Concerning Parent, Purchaser and Valline” of the Offer to Purchase), and (iii) any Shares held by Company stockholders who are entitled to appraisal rights and who have properly exercised and perfected their statutory rights of appraisal pursuant to, and who comply in all respects with, Section 262 of the DGCL and who, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL with respect to such Shares) will be converted into the right to receive the Offer Price, without interest, from Purchaser, less any withholding of applicable taxes.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent, of, among other conditions set forth in Section 15 – “Conditions of the Offer” of the Offer to Purchase (collectively, the “Offer Conditions”): (1) the Minimum Condition (as defined below) and (2) the Regulatory Condition (as defined below). The Offer also is subject to other customary conditions as set forth in the Offer to Purchase. See Section 15 – “Conditions of the Offer” of the Offer to Purchase. There is no financing condition to the Offer.

The term “Expiration Date” means one minute following 11:59 p.m. Eastern Time, on June 10, 2026, unless the expiration of the Offer is extended to a subsequent date and time in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date and time.

The board of directors of the Company has unanimously: (1) determined that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger, the “Transactions”), are fair to, and in the best interest of, the Company and its stockholders; (2) declared it advisable to enter into the Merger Agreement; (3) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; (4) resolved that the Merger shall be effected under Section 251(h) of the DGCL; and (5) resolved to recommend that the Company’s stockholders tender their Shares to Purchaser pursuant to the Offer; in each case, on the terms and subject to the conditions of the Merger Agreement.

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer and under which Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides:

(i)
if, at the then scheduled Expiration Date, any Offer Condition (as defined in the Merger Agreement) has not been satisfied or waived by Purchaser or Parent (to the extent waivable by Purchaser or Parent), Purchaser may, in its discretion (and without the consent of the Company or any other person) extend the Offer on one or more occasions, for additional periods of up to ten business days per extension, to permit such Offer Condition to be satisfied;

(ii)
Purchaser shall extend the Offer for (A) any period required by any Legal Requirement (as defined in the Merger Agreement), any interpretation or position of the SEC, the staff thereof, or Nasdaq applicable to the Offer; and (B) one or more consecutive increments of up to ten business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), any foreign Antitrust Law (as defined in the Merger Agreement) and any Foreign Investment Law (as defined in the Merger Agreement) has expired or been terminated; and

(iii)
if, as of the then scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived (to the extent waivable by Purchaser or Parent), at the written request of the Company, Purchaser shall extend the Offer on one or more occasions for consecutive increments of such duration as requested by the Company, but not more than ten business days per extension, to permit such Offer Condition to be satisfied;

provided, however, that in no event will Purchaser (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement in accordance with its terms, and (y) the End Date (as defined in the Merger Agreement) (such earlier occurrence, the “Extension Deadline”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company, and provided, further, however, that if at any then-scheduled Expiration Date all of the Offer Conditions other than the Minimum Condition and any other conditions that by their nature are to be satisfied at the Offer Acceptance Time (as defined in the Offer to Purchase) have been satisfied or waived and the Minimum Condition has not been satisfied, Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, extend the Offer on more than three occasions in consecutive periods of up to ten business days each.

The term “Minimum Condition” means that there shall have been validly tendered, and not validly withdrawn, in the Offer a number of Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its Affiliates (as defined in the Merger Agreement), represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer.

The term “Regulatory Condition” means that any waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated and the Antitrust and Foreign Investment Approvals (as defined in the Merger Agreement) shall have been obtained.

The term “Termination Condition” means that the Merger Agreement shall not have been terminated in accordance with its terms.

If the Offer is consummated, Purchaser will not seek the approval of the Company’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the constituent corporation that would otherwise be required to approve a merger for the constituent corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the constituent corporation. Accordingly, if the Offer is consummated, the completion of the Merger does not require a vote of the Company’s stockholders, in accordance with Section 251(h) of the DGCL.

Purchaser expressly reserves the right to waive, in its sole discretion, in whole or in part, any Offer Condition or modify the terms of the Offer, except that the Company’s prior written consent is required for Purchaser to:

(i)	decrease the Offer Price;

(ii)	change the form of consideration payable in the Offer;

(iii)	decrease the maximum number of Shares sought to be purchased in the Offer;

(iv)	impose conditions or requirements to the Offer in addition to the Offer Conditions;

(v)	amend, modify or waive the Minimum Condition, Termination Condition or the conditions set forth in clauses (e) or (g) of Annex I to the Merger Agreement;

(vi)
amend or modify any of the other terms of the Offer in a manner that adversely affects, individually or in the aggregate, any holder of Shares in its capacity as such or the ability of Parent or Purchaser to consummate the Offer, the Merger or any of the other Transactions;

(vii)	terminate the Offer or accelerate, extend or otherwise change the Expiration Date, except as provided in Sections 1.1(c) or 1.1(d) of the Merger Agreement; or

(viii)	provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

For Company stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary prior to the Expiration Date. Company stockholders must tender their Shares in accordance with the procedures set forth in the Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Date will be disregarded and of no effect. Company stockholders who wish to tender their Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary prior to the Expiration Date or cannot comply with the procedures for book-entry transfer set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase prior to the Expiration Date may nevertheless tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not validly withdrawn as, if and when Purchaser give oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Parent and Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Parent or Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Parent and Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 – “Withdrawal Rights” of the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Parent nor Purchaser pay interest on the Offer Price for Shares accepted for payment in the Offer, including by reason of any extension of the Offer or any delay in making such payment.

In all cases, Purchaser will pay for Shares validly tendered, not validly withdrawn and accepted for payment pursuant to the Offer only (a) after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents or (b) if the tendering stockholder has complied with the guaranteed delivery procedures set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares, are actually received by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that if Purchaser has not accepted your Shares for payment within 60 days of commencement of the Offer, you may withdraw them at any time after July 12, 2026, the 60th day after commencement of the Offer, until Purchaser accepts your Shares for payment, pursuant to Section 14(d)(5) of the Exchange Act.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares validly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase at any time prior to the Expiration Date.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares, whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The exchange of Shares for cash pursuant to the Offer or the Merger, as applicable, will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder (as defined in the Offer to Purchase) will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received (determined before the deduction of withholding taxes, if any) and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged pursuant to the Merger.

Purchaser urges you to consult with your tax advisor as to the tax considerations relevant to you and the consequences of the Offer and the Merger in light of your particular circumstances (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws).

The Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of the Offer to Purchase, the Letter of Transmittal and other materials may also be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. None of Parent or Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.
7 Penn Plaza
New York, NY 10001
Banks & Brokers May Call: (212) 929-5500
All Others Call Toll-Free: (800) 322-2885
Email: tenderoffer@mackenziepartners.com

May 13, 2026